John Deere Receivables LLC

10587 Double RR Blvd., Suite 100

Reno, Nevada 89521

May 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michell Stasny

Re:	John Deere Receivables LLC (the “Registrant”)
Registration Statement on Form SF-3 filed December 21, 2018
Amendment No. 1 filed January 14, 2019
Amendment No. 2 filed February 1, 2019
Amendment No. 3 filed February 21, 2019
Amendment No. 4 filed May 7, 2019
File No. 333-228964

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) to 4:00 p.m., Eastern time, on May 17, 2019, or as soon as possible thereafter.

The Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert staff comments and the declaration of effectiveness of the above-referenced registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

JOHN DEERE RECEIVABLES LLC

By:	/s/ Todd E. Davies
Name: Todd E. Davies
Title: Secretary

cc:	Thomas Spitzfaden, John Deere Receivables LLC
Stacy P. Thomas, John Deere Receivables LLC
Larry J. Gant, John Deere Receivables LLC
Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP